UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Enterprise Products Partners L.P.
(Name of Issuer)

COMMON UNITS, representing limited partner interests
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

1)	Name of Reporting Person	Dan L. Duncan

S.S. or I.R.S. Identification No. of Above Person	###-##-####

2)	Check the appropriate box if a member of a Group	(a) N/A (b) N/A

3)	SEC Use Only

4)	Citizenship or place of organization	U.S.A.

Number of Shares (5) Sole Voting Power Beneficially Owned (6) Shared Voting Power by Each Reporting (7) Sole Dispositive Power Person with (8) Shared Dispositive Power	0 82,191,202* 0 82,191,202*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	82,191,202*

10)	Check Box if the Aggregate Amount in Row (9) Excludes certain Shares	N/A

11)	Percent of Class Represented by Amount in Row 9	58.0%**

12)	Type of Reporting Person	IN

*Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 58.0% of the Common Units and is the grantor of, and has termination power over, the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 2,278,200 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 427,200 Common Units. EPCO is the grantor of, and has termination power over, the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 200,036 Common Units. Enterprise Products Delaware Holdings L.P., an indirect, wholly-owned subsidiary of EPCO, holds Common Units and 32,114,804 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to August 1, 2003. The Subordinated Units are not included in this number.

**This percentage does not include the 32,114,804 Subordinated Units held by Enterprise Products Delaware Holdings L.P., which may convert to Common Units.

1)	Name of Reporting Person	Enterprise Products Delaware Holdings L.P.

S.S. or I.R.S. Identification No. of Above Person	54-2093702

2)	Check the appropriate box if a member of a Group	(a) N/A (b) N/A

3)	SEC Use Only

4)	Citizenship or place of organization	Delaware

Number of Shares (5) Sole Voting Power Beneficially Owned (6) Shared Voting Power by Each Reporting (7) Sole Dispositive Power Person with (8) Shared Dispositive Power	79,285,766* 0 79,285,766* 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	79,285,766*

10)	Check Box if the Aggregate Amount in Row (9) Excludes certain Shares	N/A

11)	Percent of Class Represented by Amount in Row 9	56.0%**

12)	Type of Reporting Person	CO

*Enterprise Products Delaware Holdings L.P. also holds 32,114,804 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to August 1, 2003. The Subordinated Units are not included in this number.

**This percentage does not include the 32,114,804 Subordinated Units held by the filer which securities may convert to Common Units.

1)	Name of Reporting Person	Enterprise Products Company

S.S. or I.R.S. Identification No. of Above Person	74-1675622

2)	Check the appropriate box if a member of a Group	(a) N/A (b) X

3)	SEC Use Only

4)	Citizenship or place of organization	Texas

Number of Shares (5) Sole Voting Power Beneficially Owned (6) Shared Voting Power by Each Reporting (7) Sole Dispositive Power Person with (8) Shared Dispositive Power	0 82,191,202* 0 82,191,202*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	82,191,202*

10)	Check Box if the Aggregate Amount in Row (9) Excludes certain Shares	N/A

11)	Percent of Class Represented by Amount in Row 9	58.0%**

12)	Type of Reporting Person	CO

* EPCO indirectly owns 58.0% of the Common Units and is the grantor of, and has termination power over, the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 2,278,200 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor of, and has termination power over, the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 427,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 200,036 Common Units. Enterprise Products Delaware Holdings L.P., an indirect wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 32,114,804 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to August 1, 2003. The Subordinated Units are not included in this number.

**This percentage does not include the 32,114,804 Subordinated Units held by Enterprise Products Delaware Holdings L.P., which may convert to Common Units.

Item 1(a).	Name of Issuer: Enterprise Products Partners L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2727 North Loop West Houston, Texas 77008

Item 2(a).	Name of Person Filing: 1. Enterprise Products Delaware Holdings L.P. 2. Dan L. Duncan 3. Enterprise Products Company

Item 2(b).	Address of Principal Business Office or, if None, Residence: 1. 300 Delaware Avenue, Suite 1200 Wilmington, DE 19801 2. &3. 2727 North Loop West Houston, Texas 77008

Item 2(c).	Citizenship: 1. Delaware 2. USA 3. Texas

Item 2(d).	Title of Class of Securities: Common Units representing limited partnership interests

Item 2(e).	CUSIP Number: 293792-10-7

Item 3.	This statement is filed pursuant to Rule 13d-1(d)

Item 4.	Ownership
1.Enterprise Products Delaware Holdings L.P.
(a)          Amount Beneficially Owned: 79,285,766*
(b)          Percent of Class: 56.0%**
(c)          Number of units as to which such persons have:
               (i)     sole power to vote or to direct the vote: 79,285,766*
               (ii)    shared power to vote or to direct the vote: 0
               (iii)   sole power to dispose or to direct the disposition of: 79,285,766*
(iv) shared power to dispose or to direct the disposition of: 0

2.Dan L. Duncan
(a)          Amount Beneficially Owned: 82,191,202****
(b)          Percent of Class: 58.0%**
(c)          Number of units as to which such persons have:
               (i)     sole power to vote or to direct the vote: 0
               (ii)    shared power to vote or to direct the vote: 82,191,202****
               (iii)   sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 82,191,202****

3.Enterprise Products Company
(a)          Amount Beneficially Owned: 82,191,202****
(b)          Percent of Class: 58.0%**
(c)          Number of units as to which such persons have:
               (i)     sole power to vote or to direct the vote: 0
               (ii)    shared power to vote or to direct the vote: 82,191,202****
               (iii)   sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 82,191,202****

*Enterprise Products Delaware Holdings L.P. also holds 32,114,804 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to August 1, 2003.

**This percentage does not include the 32,114,804 Subordinated Units held by Enterprise Products Delaware Holdings L.P., which may convert to Common Units.

***Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 58.0% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 2,278,200 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 427,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 200,036 Common Units. Enterprise Products Delaware Holdings L.P., an indirect wholly-owned subsidiary of EPCO, holds 79,285,766 Common Units and 32,114,804 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to August 1, 2003. The Subordinated Units are not included in this number.

****Enterprise Products Company (EPCO) indirectly owns 58.0% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 2,278,200 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 427,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 200,036 Common Units. Enterprise Products Delaware Holdings L.P., an indirect wholly-owned subsidiary of EPCO, holds 79,285,766 Common Units and 32,114,804 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to August 1, 2003. The Subordinated Units are not included in this number.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         February 14, 2003

Signatures:

Enterprise Products Delaware Holdings L.P.
By Enterprise Products Delaware General, LLC, its general partner

By:     /S/ Darryl E. Smith
Name:     Darryl E. Smith
Manager

/S/ Dan L. Duncan
Dan L. Duncan

Enterprise Products Company

By:     /S/ Richard H. Bachmann
Name:     Richard H. Bachmann
Executive Vice President

_________________

Each Reporting Person certifies only the information in Item 4 regarding himself or itself, as the case may be.